Exhibit 99.2

COMPUTATION OF RATIO OR EARNINGS TO FIXED CHARGES

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES IN ACCORDANCE WITH MEXICAN
GAAP

(Amounts expressed in Millions of Mexican Pesos
with Purchasing Power as of December 31, 2004)

	2004	2003	2002	2001	2000
Income (Loss) Before Income Tax	(100,969)	(372,660)	(792,913)	(754,183)	(720,583)

Determination of the Ratio
Fixed charges:
Interest expense	27,982	23,435	227,104	493,597	482,754
Interest capitalized during period	—	83	874	6,523
Rental expense	—	10,289	16,160	14,360	8,584
Debt issuance costs	—	—	—	—	99,238

Total fixed charges:	27,982	33,807	244,138	514,479	590,576

Earnings:
Income (loss) from continuing operations	(100,969)	(372,660)	(792,913)	(754,183)	(720,583)
Fixed charges	27,982	33,807	244,138	514,479	590,576
Less: interest capitalized during period	—	(83)	(874)	(6,523)
Debt issuance costs	(16,533)	—	—	—	(99,238)

Total earnings:	(89,520)	(338,936)	(549,649)	(246,226)	(229,245)

Ratio of Earnings to Fixed Charges	(3.20)	(10.03)	(2.25)	(0.48)	(0.39)

Insufficiency	117,502	372,743	793,787	760,705	819,820